Exhibit 99.2



Alcon



Alcon, Inc. Annual General Meeting

April 7, 2011

Attractive Growth Opportunity

Strategically focused on important medical specialty

- Eye care is a fast-growing health care specialty sector
- Vision management is a health care priority

Long-term growth opportunity

- Aging global population
- Significant unmet clinical needs in ophthalmology
- Expanding medical capability and patient access in emerging markets

Alcon is the leader in eye care

- Breadth and depth of product portfolio
- Leader across most product categories
- Unmatched global operational infrastructure

Alcon®

Alcon Will Be Second Largest Growth Platform

2010 pro forma Novartis Group net sales: USD 55.4 billion[1]

1 Pharma	2 Alcon[1] (Eye Care[2])	3 Sandoz (Generics)	4 Consumer Health	5 Vaccines & Diagnostics
USD 30.2 billion[1,2]	**USD 9.4 billion[1]**	**USD 8.5 billion**	**USD 4.4 billion[1]**	**USD 2.9 billion**
▪ Most NME[2] approvals in industry since 2007	Alcon USD 7.2 billion CIBA VISION USD 1.8 billion Ophtha[2] USD 0.4 billion ▪ #1 Global eye care leader	▪ #2 global generics company ▪ #1 in biosimilars	▪ OTC: Market growth leader in US[3] ▪ Animal Health: Strong organic growth ahead of market	▪ Leader in flu and strong meningo-coccal franchise

[1]Estimated pro forma 2010 net sales based on Novartis and Alcon results; Pharmaceuticals and Consumer Health pro forma net sales reduced by amounts allocated to new Eye Care business; not adjusted for divestments required to date from regulatory decisions (total sales of approximately USD 100 million in 2009

[2]Lucentis® will remain in Novartis Pharmaceuticals division

[3]Excluding nutritionals

New Alcon Eye Care Division

Alcon


Alcon
Azopt
(brinzolamide ophthalmic suspension) 1%
OPTI-FREE
ever moist
TRAVATAN Z
(travoprost ophthalmic solution) 0.004%

CIBA VISION


AIR OPTIX
FRESHLOOK
CIBA VISION
DAILIES
AquaComfort Plus

Select Novartis Ophtha Pharma Assets


NOVARTIS
ZADITOR
EYE ITCH RELIEF
ADVANCED AREDS FORMULA
NEW!
Vitalux plus
OMEGA-3

Strategic benefits of combination

- Potential to expand the commercial capability around contact lenses and care products on a global basis
- Creates market leading eye care specialty unit
- Growth platform

Benefits to Alcon

- Ownership and direction from a strategic healthcare leader
- Potential to expand the commercial capability around contact lenses and care products on a global basis
- Access to broad-based pharmaceutical research capability
- Potential to leverage Alcon's leadership position through:
  - Emerging market development
  - Market access and reimbursement
  - Procurement efficiency

NOVARTIS Alcon CIBA VISION

Merger Consideration

- $54.67 Novartis share value calculated based on US dollar volume-weighted average Novartis price for the 10 trading days beginning on March 24 and ending on April 6
- Share exchange ratio of 2.9228 shares based on 2.8 base ratio plus dividend adjustment factor
- Cash contingent value amount calculated as $8.20
- Settlement of shares and cash payment will commence upon completion of the merger

Each Alcon share will receive 2.9228 Novartis shares plus $8.20 in cash





Alcon, Inc. Annual General Meeting

April 7, 2011

Delivered Solid 2010 Performance

Sales rose 10.5% to $7.2 billion
■ Constant currency growth of 9.2%
■ Strong performance driven by commercial execution and global market share gains

Operating profit increased 9.5% to $2.5 billion
■ Diligent management of expenses
■ Increased investment in research and development
■ Includes costs of change of majority ownership and merger

Earnings per share rose 9.2% to $7.27
■ Solid earnings performance
■ 22% compound growth in EPS since 2002 IPO

Balanced Global Contributions

2010 Sales by Geography

$1,411
Reported: +21.3%
Constant Currency: +17.1%

$3,177
Reported: +9.0%



Emerging Markets 19.7%
U.S. 44.3%
Developed International 36.0%

Total International
$4,002
Reported: +11.6%
Constant Currency +9.3%

$2,591
Reported: +7.0%
Constant Currency: +5.6%

(dollars in millions)

Growth rates as compared to same period in prior year

Constant currency growth is a non-GAAP measure presented to give investors a better comparison of operations between years. Reconciliations for constant currency growth are provided at the end of this presentation.

New Products Driving Glaucoma Growth

Global Glaucoma Market Share Growth

DuoTrav® and AZARGA® combined delivered 60.8% sales growth in 2010



4.0%
3.0%
2.0%
1.0%
0.0%
3.2%
Q2 06 Q3 06 Q4 06 Q1 07 Q2 07 Q3 07 Q4 07 Q1 08 Q2 08 Q3 08 Q4 08 Q1 09 Q2 09 Q3 09 Q4 09 Q1 10 Q2 10 Q3 10 Q4 10
DuoTrav®
AZARGA®
DUOTRAV
2.5 ml
Alcon
AZARGA
Brinzolamide/Timolol
Ocular Use
Alcon
5 ml

Source: IMS (top 32 countries)

Growth rate as compared to same period in prior year.

Alcon®

AT-IOLs Delivering Consistent Sales Growth

Advanced Technology IOL Global Sales



$400
$300
$200
$100
$0
(dollars in millions)
CAGR +32%
$104
$314
2006
2007
2008
2009
2010
2010
+21.4%

Growth rate as compared to same period in prior year.

Alcon®

2010 Key Late Stage R&D Pipeline Activity

2010 SUBMISSIONS

- ALLEGRETTO™ EX-500 refractive laser (EU)
- TRAVATAN® Alternative Preservative System (EU)
- Moxifloxacin new formulation (US)
- WaveLight® FS-200 femtosecond laser (US/EU)
- DuoTrav® Alternative Preservative System (EU)
- Pataday® (Japan)
- New MPDS (US/EU)
- Ex-PRESS® ophthalmic glaucoma device (Japan)
- AcrySof® IQ Toric expanded diopter range (Japan)
- ALLEGRETTO WAVE® Eye-Q 400 Hz laser (Japan)
- Systane® BALANCE (EU)
- AcrySof® IQ Toric expanded diopter range (US/EU)

2010 APPROVALS

- TRAVATAN® Alternative Preservative System (EU)
- AcrySof® IQ ReSTOR® Toric (EU)
- WaveLight® FS-200 femtosecond laser (US/EU)
- Systane® BALANCE (US)
- ALLEGRETTO™ EX-500 refractive laser (EU)
- NEVANAC® (Japan)
- LenSx : Arc Incisions for Cataract Surgery (US)
- New MPDS (EU)
- Patanase® new indication (US)
- Moxifloxacin new formulation (US)
- AcrySof® IQ ReSTOR® +3.0 (Japan)
- DuoTrav® Alternative Preservative System (Japan)
- 7500 cpm UltraVit™ Probe (US/EU)

Alcon®

Business Development Delivering Growth

Optonol Acquisition



- Broadens Alcon's extensive glaucoma product offering
- Sales of EX-PRESS® glaucoma filtration device building

DUREZOL® Acquisition



DUREZOL
Alcon
5 mL

- Adds potent steroid to Alcon's portfolio
- Generating near-term sales momentum
- Market share gains exceeding plan

Alcon®

Exciting New Cataract Technology

LenSx Acquisition

- **LenSx femtosecond laser improves key steps in cataract surgery**
  - Uses technology to automate previously manual procedures
  - Micron-level laser precision and predictability
- **Provides new growth driver to Alcon's leading cataract portfolio**
  - Complementary procedure to phacoemulsification
  - Represents incremental revenue opportunity
- **Launch in 2011**
- **High physician interest, especially in premium category**

Strong Top-line Sales Growth



Full Year Global Sales
(dollars in millions)
+10.5% Reported
+9.2% Constant Currency
$7,500
$7,000
$6,500
$6,000
$5,500
$6,499
$7,179
FY 2009
FY 2010

Growth rates as compared to same period in prior year

Constant currency growth is a non-GAAP measure presented to give investors a better comparison of operations between years. Reconciliations for constant currency growth are provided at the end of this presentation.

Alcon®

Balanced Global Growth

U.S. / International Sales Growth



United States
Developed International
Emerging Markets
$9,000
$6,000
$3,000
$0
(dollars in millions)
50.3%
35.1%
14.6 %
47.7%
36.8%
15.5%
44.6%
37.1%
18.3%
44.8%
37.3%
17.9%
44.3%
36.0%
19.7%
2006
2007
2008
2009
2010

2010 Sales Growth

Reported	Constant Currency
+9.0%	+9.0%
+7.0%	+5.6%
+21.3%	+17.1%

Growth rates as compared to same period in prior year

Constant currency growth is a non-GAAP measure presented to give investors a better comparison of operations between years. Reconciliations for constant currency growth are provided at the end of this presentation.

Diversification Across Therapeutic Areas

Full Year Global Sales by Product Line



+14.5% Reported
+13.7% Constant Currency
+7.4% Reported
+6.0% Constant Currency
+8.2% Reported
+6.3% Constant Currency
$4,000
$3,000
$2,000
$1,000
$0
(dollars in millions)
$2,677
$3,066
$2,997
$3,220
$825
$893
Pharmaceuticals
Surgical
Consumer
2009
2010

Growth rates as compared to same period in prior year

Constant currency growth is a non-GAAP measure presented to give investors a better comparison of operations between years. Reconciliations for constant currency growth are provided at the end of this presentation.

Operating Income



Full Year Reported
(dollars in millions)
$2,800
$2,600
$2,400
$2,200
$2,000
+9.5%
$2,261
$2,475
FY 2009
FY 2010

% of Sales	34.8%	34.5%

Growth rate as compared to same period in prior year

Alcon®

Net Earnings and Diluted EPS

Full Year Reported

(dollars in millions, except EPS)


$2,600
$2,400
$2,200
$2,000
$1,800
+10.1%
EPS $6.66
$2,007
EPS $7.27
$2,210
FY 2009
FY 2010

	FY 2009	FY 2010
% of Sales	30.9%	30.8%

Growth rate as compared to same period in prior year

Non-GAAP Reconciliations

2010 Sales	Change	Foreign Currency Change	Constant Currency Change
Total global	10.5 %	1.3 %	9.2 %
United States	9.0	-	9.0
International	11.6	2.3	9.3
Developed international	7.0	1.4	5.6
Emerging markets	21.3	4.2	17.1
Pharmaceutical	14.5	0.8	13.7
Surgical	7.4	1.4	6.0
Consumer	8.2	1.9	6.3

Note: Constant currency change calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales change is an important measure of the company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission. Certain reclassifications have been made to prior year amounts to conform to current year presentation.

Alcon®

Alcon


OCCASVS
CREPVSCVLVM
10
11
12



Alcon, Inc. Annual General Meeting

April 7, 2011